ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated September 30, 2009

Performance Securities with Contingent Protection

Strategic Alternatives to Indexing

UBS AG $•   Securities linked to the S&P 500® Index due on or about October 31, 2014

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the S&P 500® Index (the “underlying index”). The amount you receive at maturity is based on the return of the underlying index and, in certain circumstances, on whether the Index Ending Level is below the Trigger Level on the Final Valuation Date. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per Security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate. If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date, you will receive your principal. If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, your Securities will be fully exposed to the decline in the underlying index, and you could lose some or all of your investment. You will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the underlying index, the Securities may provide an alternative to traditional investments. At maturity, the Securities allow you to participate in any positive Index Return while providing an initial cushion from any negative Index Return.
☐	Contingent Protection Feature: If you hold the Securities to maturity and the closing level of the underlying index on the Final Valuation Date is greater than or equal to the Trigger Level, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any negative Index Return.

Key Dates*

Trade Date	October 27, 2009
Settlement Date	October 30, 2009
Final Valuation Date	October 27, 2014
Maturity Date	October 31, 2014
*	In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

These preliminary terms relate to Securities linked to the S&P 500® Index. The Participation Rate and Index Starting Level will be set on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and multiples of $10.00 thereafter.

Underlying Index	Participation Rate*	Index Starting Level*	Trigger Level	CUSIP	ISIN
S&P 500® Index	110% – 120%	•	50% of the Index Starting Level	902661230	US9026612302
*	To be set on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Securities with Contingent Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
S&P 500® Index	$•	$10.00	$•	$0.35	$•	$9.65

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an Index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the Index supplement and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated February 18, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000167/c139744_690320-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to ”UBS,” ”we,” ”our” and ”us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, ”Performance Securities with Contingent Protection” or ”Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the ”product supplement” mean the UBS product supplement, dated February 18, 2009, references to the ”Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to ”accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You believe the underlying index will appreciate over the term of the Securities.
♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You are willing to expose your principal to the full downside performance of the underlying index if the Index Ending Level is below the Trigger Level on the Final Valuation Date, and are therefore willing to lose some or all of your principal.
♦	You are willing to forego dividends paid on the stocks included in the underlying index in exchange for enhanced returns if the underlying index appreciates and contingent protection if the underlying index declines.
♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate of 110% – 120% (to be determined on the Trade Date).
♦	You do not seek current income from this investment.
♦	You are willing to hold the Securities to maturity, a term of 5 years.
♦	You do not seek an investment for which there is an active secondary market.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You seek an investment that is 100% principal-protected.
♦	You do not believe the underlying index will appreciate over the term of the Securities.
♦	You prefer to receive the dividends paid on the stocks included in the underlying index.
♦	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You seek current income from your investments.
♦	You are unwilling or unable to hold the Securities to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security
Term	5 Years(1)
Payment at Maturity(2) (per Security)	You will receive a cash payment at maturity based on the performance of the underlying index during the term of the Securities.
If the Index Return is positive, you will receive your principal plus a return equal to the Participation Rate times the Index Return:
$10 + ($10 × Participation Rate × Index Return)
If the Index Return is zero, you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date , you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, you will receive your principal reduced by that negative Index Return:
$10 + ($10 × Index Return)
In this case, the contingent protection is lost and you will lose some or all of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the underlying index on the Trade Date.
Index Ending Level	The closing level of the underlying index on the Final Valuation Date.
Participation Rate	The Participation Rate determines what percentage of the Index Return will be used to compute your payment at maturity if the Index Return is positive. The Participation Rate will be set on the Trade Date and will be between 110% and 120%.
Trigger Level	50% of the Index Starting Level.

Determining Payment at Maturity for Each Offering

Principal is protected and you will receive $10 per Security.

The principal protection on your Securities is contingent. If the Index Ending Level is below the Trigger Level on the Final Valuation Date, your principal is fully exposed to any decline in the underlying index. As a result, you could lose some or all of your principal amount at maturity.

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
(2)	Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:*

Term:	5 Years
Index Starting Level:	1044.38
Trigger Level:	522.19
Participation Rate:	115%
Range of Index Return:	100% to -100%
Observation Period:	The period starting on the Trade Date and ending, on and including, the Final Valuation Date.
*	The Participation Rate and the Index Starting Level will be set on the Trade Date.

Example 1: The Index Return is 20%.

Since the Index Return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 × 20% × 115%) = $12.30 per Security.

Example 2: The Index Return is -20% and the Index Ending Level is above the Trigger Level on the Final Valuation Date.

Since the Index Return is negative but the Index Ending Level is above the Trigger Level of 522.19, your principal is protected and you will receive $10 per Security at maturity.

Example 3: The Index Return is -60%, making the Index Ending Level below the Trigger Level on the Final Valuation Date.

Since the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, principal protection is lost and your investment in the Securities is fully exposed to the decline of the underlying index. In this example, the payment at maturity is calculated as follows:

$10 + ($10 × -60%) = $10 – $6 = $4 per Security (a 60% loss).

If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment in the Securities is fully exposed to the decline of the underlying index and you will lose some or all of your principal at maturity.

Index		Payment and Return at Maturity
Index Level	Index Return(1)	Payment at Maturity	Securities Total Return at Maturity
2088.76	100%	$21.50	115%
1984.32	90%	$20.35	104%
1879.88	80%	$19.20	92%
1775.45	70%	$18.05	81%
1671.01	60%	$16.90	69%
1566.57	50%	$15.75	58%
1462.13	40%	$14.60	46%
1357.69	30%	$13.45	35%
1253.26	20%	$12.30	23%
1148.82	10%	$11.15	12%
1044.38	0%	$10.00	0%
939.94	-10%	$10.00	0%
835.50	-20%	$10.00	0%
731.07	-30%	$10.00	0%
626.63	-40%	$10.00	0%
522.19	-50%	$10.00	0%
417.75	-60%	$4.00	-60%
313.31	-70%	$3.00	-70%
208.88	-80%	$2.00	-80%
104.44	-90%	$1.00	-90%
0.00	-100%	$0	-100%
(1)	The Index Return excludes any cash dividend payments.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Principal protection applies only in limited circumstances and otherwise you may lose up to 100% of your initial investment — Your principal amount will be protected only if the Index Ending Level is greater than or equal to the Trigger Level on the Final Valuation Date. The Securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your Securities if the Index Ending Level is below the Trigger Level on the Final Valuation Date. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the underlying index. Accordingly, you may lose up to 100% of your principal amount.
♦	Contingent principal protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the underlying index has appreciated since the Trade Date. If you sell your Securities in the secondary market prior to maturity, you will not receive any principal protection on the portion of your Securities sold.
♦	Credit of Issuer — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed on any securities exchange or quotation system. An affiliate of UBS intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of UBS is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities and therefore will generally be lower than the price you paid when you purchased the Securities.
♦	Owning the Securities is not the same as owning the underlying index — The return on your Securities may not reflect the return you would realize if you actually owned the underlying index or the stocks included in the underlying index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Securities.
♦	Changes affecting the underlying index — The policies of the Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., sponsor of the underlying index (the “index sponsor”), concerning additions, deletions and substitutions of the stocks included in the underlying index and the manner in which the index sponsor takes account of certain changes affecting those stocks included in the underlying index may adversely affect the level of the underlying index. The policies of the index sponsor with respect to the calculation of the underlying index could also adversely affect the level of the underlying index. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could have an adverse effect the value of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of such index; the dividend rate paid on the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying index may adversely affect the market price of the underlying index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the Index Ending Level or the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 6.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of September 29, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (41); Energy (40); Financials (79); Health Care (54); Industrials (56); Information Technology (76); Materials (30); Telecommunications Services (9); and Utilities (35).

The graph below illustrates the performance of the S&P Index from June 1, 1998 to September 25, 2009, as well as the Trigger Level, assuming an Index Starting Level of 1044.38, which was the S&P Index closing level on September 25, 2009. The actual Index Starting Level and Trigger Level will be determined on the Trade Date. The historical levels of the S&P Index should not be taken as an indication of future performance.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid cash-settled forward contract with respect to the underlying index. If the Securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-29 on the product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	265,114	244,158
Total Debt	265,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ Equity	33,545	30,894
Total capitalization	306,670	282,429

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position base on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

Supplemental Plan of Distribution

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate structured products, UBS organizes its structured products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.